Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Unaudited First Quarter 2012 Earnings

Macau, May 9, 2012 – Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the first quarter of 2012.

Net revenue for the first quarter of 2012 was US$1,026.9 million, representing an increase of approximately 27% from US$806.6 million for the comparable period in 2011. The increase in net revenue was primarily attributable to improvements in the mass market table games segment, as well as improvements in rolling chip and non-gaming revenues at City of Dreams.

Adjusted EBITDA(1) was US$242.5 million for the first quarter of 2012, as compared to Adjusted EBITDA of US$121.3 million in the first quarter of 2011. The 100% year-over-year increase in Adjusted EBITDA in the first quarter of 2012 was attributable to an improved group-wide rolling chip win rate, as well as substantial growth in the mass market table games segment, particularly at City of Dreams which, combined with a strict company-wide cost control culture, drove operating leverage and profitability.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the first quarter of 2012 was US$122.1 million, or US$0.22 per ADS, compared with net income attributable to Melco Crown Entertainment of US$7.2 million, or US$0.01 per ADS, in the first quarter of 2011. The year-over-year improvement in net income was primarily a result of the enhanced gaming and non-gaming operating performance at City of Dreams, reduced non-operating expenses, including lower net interest costs, partially offset by the amortization of land use right at Studio City and higher fixed asset depreciation across all operating assets. The net loss attributable to non-controlling interests during the first quarter of 2012 of US$3.6 million was related to Studio City.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “These results highlight our continued success in developing our mass market business, particularly at the premium end, where we have further strengthened our diversified range of products, services and amenities to address Macau’s fastest growing gaming segment.

“We continue to optimize our current portfolio of assets, with a strong focus on improving table yields across City of Dreams and Altira Macau and leveraging our hotel and other non-gaming amenities to drive company-wide operating performance, while at the same time maintaining our strict control over our cost structure.

“Our strong performance in the mass market table games segment in the first quarter of 2012 resulted in us capturing meaningful market share in this increasingly important and profitable gaming segment, driving Adjusted EBITDA to a record US$242.5 million. The importance of this gaming segment is clearly evident in the improvements in profitability and operating cash flow during the quarter, where we achieved year-over-year EBITDA growth of 100%, on revenue growth of 27%, highlighting significant operating leverage and improved margins.

“Our current portfolio of assets demonstrates our contribution to the diversification of Macau’s leisure and tourism industry, with our internationally recognized and acclaimed entertainment propositions, such as The House of Dancing Water, the Dragon’s Treasure show and Club Cubic, delivering a unique and world-class experience to this broadening, and increasingly discerning, customer base.

“Altira Macau recently celebrated its fifth year of delivering to Macau a premium hotel and gaming experience. In recognition of its continued commitment to excellence, Altira Macau has been awarded Forbes Five Star ratings for lodging and spa for the past three years, in addition to numerous other hotel and industry accolades.

“We believe Studio City will further enhance the experiences available for visitors to Macau with its expected range of unique entertainment offerings and interactive attractions. We continue to work with the Macau Government to bring this project to realization, moving forward with the remaining approvals required to restart construction on this exciting project.”

City of Dreams 1Q Results

For the quarter ended March 31, 2012, net revenue at City of Dreams was US$716.8 million compared to US$500.3 million in the first quarter of 2011. City of Dreams generated Adjusted EBITDA of US$198.0 million in the first quarter of 2012 compared to US$86.0 million in the first quarter of 2011, an increase of 130%.

The significant year-over-year improvement in Adjusted EBITDA was driven by strong growth in mass market volumes as well as a substantial improvement in the mass market table games hold percentage and rolling chip win rate, together with improvements in non-gaming operations, including growing contributions from hotel sales and The House of Dancing Water.

Rolling chip volume totaled US$19.2 billion for the first quarter of 2012, up 2% from US$18.8 billion in the first quarter of 2011, and the rolling chip win rate was 3.0% in the first quarter of 2012 versus 2.5% in the first quarter of 2011. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased 34% to US$865.3 million compared with US$646.9 million in the first quarter of 2011. The mass market table games hold percentage was 28.8% in the first quarter of 2012, an increase from 22.5% in the same period last year. At City of Dreams, we expect our mass market table games hold percentage to range from 25%- 30%.

Slot handle for the quarter ended March 31, 2012 was US$685.0 million, up 34% from US$511.3 million generated in the quarter ended March 31, 2011.

Total non-gaming revenue at City of Dreams in the first quarter of 2012 was US$58.6 million, up from US$48.7 million in the first quarter of 2011. Occupancy per available room in the first quarter of 2012 was 91% versus 87% in the first quarter of 2011. The average daily rate (ADR) in the first quarter of 2012 was US$189 per occupied room, which compares with US$171 in the first quarter of 2011, an increase of 11%.

Altira Macau 1Q Results

For the quarter ended March 31, 2012, net revenue at Altira Macau was US$260.9 million versus US$265.5 million in the quarter ended March 31, 2011. Altira Macau generated Adjusted EBITDA of US$55.1 million in the first quarter of 2012 compared with Adjusted EBITDA of US$41.1 million in the first quarter of 2011, an increase of 34%. The improvement in Adjusted EBITDA was primarily driven by an increase in the rolling chip win rate and in mass market table game volumes, as well as improvements in operating margins through cost control initiatives, partially offset by lower volumes in the rolling chip segment.

Rolling chip volume totaled US$10.9 billion in the first quarter of 2012 versus US$12.7 billion in the first quarter of 2011. In the first quarter of 2012, the rolling chip win rate was 3.1%, as compared to 2.8% for the same period a year ago. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$150.4 million in the first quarter of 2012, an increase of 8% from US$139.6 million generated in the comparable period in 2011. The mass market table games hold percentage was 17.1% in the first quarter of 2012 compared with 17.7% in the first quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15%- 17%.

Total non-gaming revenue at Altira Macau in the first quarter of 2012 was US$8.4 million, up from US$7.6 million in the first quarter of 2011. Occupancy per available room in the first quarter of 2012 was 97%, in-line with the comparable period in 2011. ADR was US$225 per occupied room, compared to US$195 in the first quarter of 2011, an increase of 15%.

Mocha Clubs 1Q Results

Net revenue from Mocha Clubs totaled US$37.3 million in the first quarter of 2012, up from US$33.8 million in the first quarter of 2011. Mocha Clubs generated US$9.6 million of Adjusted EBITDA in the first quarter of 2012, a decrease of 15% when compared to Adjusted EBITDA of US$11.3 million in the same period in 2011.

The number of gaming machines in operation at Mocha Clubs averaged approximately 2,100 in the first quarter of 2012, compared to approximately 1,600 in the comparable period in 2011. The net win per gaming machine per day was US$194 in the quarter ended March 31, 2012, as compared with US$232 in the same period in 2011, a decrease of 16%.

Other Factors Affecting Earnings

Total non-operating expense for the first quarter of 2012 was US$23.8 million, which included US$23.3 million in net interest expense and other finance costs of US$3.5 million. Such non-operating expense was partially offset by foreign exchange gains of US$2.1 million. There was US$2.1 million of capitalized interest during the first quarter of 2012. The year-on-year decrease in non-operating expenses of US$5.3 million was predominantly due to lower credit and swap interest charges, increased interest income resulting from larger cash deposits, partially offset by interest costs associated with the RMB denominated Bonds.

Depreciation and amortization costs of US$95.1 million were recorded in the first quarter of 2012, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$14.0 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is a result of increased amortization of Studio City’s land use rights.

Financial Position and Capital Expenditure

Cash and cash equivalents as of March 31, 2012 totaled US$1.8 billion, including US$364.7 million of restricted cash. Total debt at the end of the first quarter of 2012 was US$2.3 billion, and total net debt to shareholders’ equity as of March 31, 2012 was 15%.

Capital expenditures for the first quarter of 2012 were US$48.4 million, which primarily related to various projects at City of Dreams and Altira Macau as well as design and preliminary costs associated with Studio City.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its first quarter 2012 financial results on May 9, 2012 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 718 354 1231
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 866 214 5335
US Toll / International	1 718 354 1232
HK Toll Free	800 901 596

Passcode	77194321

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, other non-operating income and expenses and net loss attributable to non-controlling interests. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses, other non-operating income and expenses and net loss attributable to non-controlling interests. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before pre-opening costs, property charges and others and change in fair value of interest rate swap agreements. Adjusted net income and adjusted net income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also
Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$990,872	$770,873
Rooms	29,428	23,982
Food and beverage	16,964	14,843
Entertainment, retail and others	21,648	18,225

Gross revenues	1,058,912	827,923
Less: promotional allowances	(32,054)	(21,336)

Net revenues	1,026,858	806,587

OPERATING COSTS AND EXPENSES
Casino	(703,076)	(611,169)
Rooms	(4,130)	(4,585)
Food and beverage	(8,006)	(9,007)
Entertainment, retail and others	(14,348)	(13,034)
General and administrative	(56,409)	(48,756)
Pre-opening costs	(1,085)	(603)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(13,983)	(4,881)
Depreciation and amortization	(66,785)	(63,773)
Property charges and others	(3,169)	(25)

Total operating costs and expenses	(885,300)	(770,142)

OPERATING INCOME	141,558	36,445

NON-OPERATING EXPENSES
Interest expenses, net	(23,273)	(26,606)
Other finance costs	(3,494)	(4,156)
Change in fair value of interest rate swap agreements	363	—
Foreign exchange gain, net	2,074	156
Other income, net	510	1,464

Total non-operating expenses	(23,820)	(29,142)

INCOME BEFORE INCOME TAX	117,738	7,303
INCOME TAX CREDIT (EXPENSE)	761	(151)

NET INCOME	118,499	7,152
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,592	—

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$122,091	$7,152

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.074	$0.004

Diluted	$0.074	$0.004

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.223	$0.013

Diluted	$0.221	$0.013

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,643,105,645	1,598,421,886

Diluted	1,657,414,245	1,608,280,976

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,451,321	$1,158,024
Accounts receivable, net	255,368	306,500
Amounts due from affiliated companies	1,341	1,846
Amount due from a shareholder	6	6
Inventories	15,074	15,258
Prepaid expenses and other current assets	33,369	23,882

Total current assets	1,756,479	1,505,516

PROPERTY AND EQUIPMENT, NET	2,638,697	2,655,429
GAMING SUBCONCESSION, NET	585,196	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	72,819	72,858
RESTRICTED CASH	364,659	364,807
DEFERRED TAX ASSETS	72	24
DEFERRED FINANCING COSTS	39,573	42,738
LAND USE RIGHTS, NET	931,427	942,968

TOTAL	$6,475,057	$6,269,980

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$11,016	$12,023
Accrued expenses and other current liabilities	621,601	588,719
Income tax payable	1,555	1,240
Amounts due to affiliated companies	739	1,137

Total current liabilities	634,911	603,119

LONG-TERM DEBT	2,326,025	2,325,980
OTHER LONG-TERM LIABILITIES	28,416	27,900
DEFERRED TAX LIABILITIES	68,866	70,028
LAND USE RIGHTS PAYABLE	47,020	55,301

SHAREHOLDERS' EQUITY
Ordinary shares	16,571	16,531
Treasury shares	(118)	(106)
Additional paid-in capital	3,226,869	3,223,274
Accumulated other comprehensive losses	(989)	(1,034)
Accumulated losses	(160,419)	(282,510)

Total Melco Crown Entertainment Limited shareholders’ equity	3,081,914	2,956,155
Noncontrolling interests	287,905	231,497

Total equity	3,369,819	3,187,652

TOTAL	$6,475,057	$6,269,980

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$122,091	$7,152
Pre-opening Costs	1,085	603
Property Charges and Others	3,169	25
Change in fair value of interest rate swap agreements	(363)	—

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$125,982	$7,780

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.077	$0.005

Diluted	$0.076	$0.005

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.230	$0.015

Diluted	$0.228	$0.015

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,643,105,645	1,598,421,886

Diluted	1,657,414,245	1,608,280,976

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$45,337	$6,258	$139,179	$(9,807)	$(39,409)	$141,558

Pre-opening Costs	—	16	510	559	—	1,085
Depreciation and Amortization	9,715	3,266	57,492	9,070	15,534	95,077
Share-based Compensation	25	25	79	—	1,493	1,622
Property Charges and Others	—	—	755	—	2,414	3,169

Adjusted EBITDA	55,077	9,565	198,015	(178)	(19,968)	242,511
Corporate and Other Expenses	—	—	—	—	19,968	19,968

Adjusted Property EBITDA	$55,077	$9,565	$198,015	$(178)	$—	$262,479

	Three Months Ended March 31, 2011
	Altira Macau	Mocha	City of Dreams	Studio City	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$31,386	$8,445	$30,214	$—	$(33,600)	$36,445

Pre-opening Costs	35	—	568	—	—	603
Depreciation and Amortization	9,604	2,756	55,057	—	15,546	82,963
Share-based Compensation	40	30	186	—	964	1,220
Property Charges and Others	—	25	—	—	—	25

Adjusted EBITDA	41,065	11,256	86,025	—	(17,090)	121,256
Corporate and Other Expenses	—	—	—	—	17,090	17,090

Adjusted Property EBITDA	$41,065	$11,256	$86,025	$—	$—	$138,346

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$262,479	$138,346
Corporate and Other Expenses	(19,968)	(17,090)

Adjusted EBITDA	242,511	121,256
Pre-opening Costs	(1,085)	(603)
Depreciation and Amortization	(95,077)	(82,963)
Share-based Compensation	(1,622)	(1,220)
Property Charges and Others	(3,169)	(25)
Interest and Other Non-Operating Expenses, Net	(23,820)	(29,142)
Income Tax Credit (Expense)	761	(151)

Net Income	118,499	7,152
Net Loss Attributable to Noncontrolling Interests	3,592	—

Net Income Attributable to Melco Crown Entertainment Limited	$122,091	$7,152

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended March 31,
	2012	2011
Room Statistics:

Altira Macau
Average daily rate (3)	$225	$195
Occupancy per available room	97%	97%
Revenue per available room (4)	$219	$189

City of Dreams
Average daily rate (3)	$189	$171
Occupancy per available room	91%	87%
Revenue per available room (4)	$172	$149

Other Information:
Altira Macau
Average number of table games	190	207
Table games win per unit per day (5)	$20,732	$20,652

City of Dreams
Average number of table games	436	414
Average number of gaming machines	1,374	1,294
Table games win per unit per day (5)	$21,016	$16,666
Gaming machines win per unit per day (6)	$319	$275

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points